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                                               FILED BY PHARMACIA & UPJOHN, INC.
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

                                       SUBJECT COMPANY: PHARMACIA & UPJOHN, INC.
                                                   COMMISSION FILE NO. 001-11557

The following is an English translation of a Swedish document prepared to respond to questions from Swedish depository share holders:

                    PHARMACIA & UPJOHN'S MERGER WITH MONSANTO
                          INFORMATION AT 020 - 26 04 00

          UPDATED VERSION TO BE USED FROM MARCH 24, 8 AM, SWEDISH TIME
--------------------------------------------------------------------------------
- All calls from the media are referred to Marianne Baarnhielm, Director External Information, Pharmacia & Upjohn, tel. +46-8-695 72 78, mobile +49-70-319 50 60.
  E-mail: marianne.baarnhielm@eu.pnu.com

- Calls from analysts and investors are referred to Craig Tooman, Pharmacia & Upjohn, Director Investor Relations, tel. +1-908-901-8851.
  E-mail craig.tooman@am.pnu.com

- For questions that cannot be answered using this material - please send an e-mail to Katarina Lokke, Pharmacia & Upjohn, with information regarding the name, telephone number and question of the questioner.
  E-mail: katarina-lokke@eu.pnu.com
--------------------------------------------------------------------------------

QUESTIONS AND ANSWERS

QUESTIONS REGARDING THE SHAREHOLDERS' MEETING AND THE VOTING

1. WHAT DID THE SHAREHOLDERS' MEETING DECIDE?

The shareholders' meeting decided to approve the proposed merger between Pharmacia & Upjohn and Monsanto.

2. I VOTED NO, WHY HAVE MY SDRS IN PHARMACIA & UPJOHN BEEN CONVERTED TO SDRS IN PHARMACIA CORPORATION?

Approval of the merger required the affirmative vote of a majority (i.e. more than 50%) of the votes entitled to be cast for the outstanding common stock and convertible preferred stock. This did occur. The merger includes the whole company and all shares. Therefore has also your holding been converted to SDRs in Pharmacia Corporation.

QUESTIONS ON PRACTICAL ISSUES REGARDING SDRS

1. WILL THE MERGER COST ME ANYTHING?

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No, the merger will not cost shareholders/SDR holders anything. However, any costs your custodian bank charges, you will have to pay yourself. Further information in "Questions and Answers" on pages 4-5 in the brochure.

2. I THOUGHT I WAS A SHAREHOLDER IN PHARMACIA & UPJOHN?

When Pharmacia & Upjohn was founded in 1995 it was not possible to directly register foreign shares at the OM Stockholm Exchange. The shares were deposited at a bank (Skandinaviska Enskilda Banken, SEB) that issued depositary receipts. This means that it is Swedish Depositary Receipts (SDRs) that are traded on the OM Stockholm Exchange. The SDRs in P&U will be transferred to SDRs in the combined company, Pharmacia Corporation.

3. WHAT WILL HAPPEN WITH MY SDRS IN PHARMACIA & UPJOHN NOW AFTER THE MERGER?

SDR holders in Pharmacia & Upjohn will automatically receive SDRs in the merged entity Pharmacia Corporation.

4. HOW MANY SDRS IN PHARMACIA CORPORATION WILL I RECEIVE FOR EACH SDR IN PHARMACIA & UPJOHN?

For each SDR in Pharmacia & Upjohn you will receive 1.19 SDRs in Pharmacia Corporation. Further information in "Questions and Answers" on pages 4-5 and "The Completion of the Combination" on pages 6-7 in the brochure.

5. WILL I RECEIVE SDRS OR (DIRECTLY REGISTERED) SHARES IN PHARMACIA CORPORATION?

You will receive SDRs. The company will have a SDR program for shares in Pharmacia Corporation corresponding to Pharmacia & Upjohn's present program.

6. WHY WILL I NOT RECEIVE (DIRECTLY REGISTERED) SHARES IN PHARMACIA CORPORATION?

The present system has worked well. However, the company may in the future consider a possible direct listing of shares of Pharmacia Corporation on the OM Stockholm Exchange.

7. WHEN WILL I RECEIVE MY NEW SWEDISH SDRS IN PHARMACIA CORPORATION?

As soon as possible following the adoption of the merger agreement and after all conditions have been met. Further information in "Questions and Answers" on pages 4-5 and "The Completion of the Combination" on pages 6-7 in the brochure.

8. WILL I HAVE TO DO ANYTHING TO RECEIVE MY NEW SDRS IN PHARMACIA CORPORATION?

You will not have to do anything yourself. Your SDRs in Pharmacia Corporation will be delivered to the account where you previously had your SDRs in Pharmacia & Upjohn. This will be handled by VPC or your custodian bank.

9. WHAT WILL HAPPEN IF I RECEIVE EXCESS FRACTIONS FROM MY SDRS?

Since VPC cannot register fractions of shares or SDRs, excess fractions will be sold by SEB on behalf of the holders. The proceeds will be paid in cash to these holders. Further information in "Questions and Answers" on pages 4-5 in the brochure.

10. WHAT WILL BE THE VALUE OF THE NEW SHARE/SDR IN PHARMACIA CORPORATION

The value of the Pharmacia Corporation share cannot be determined today, it will be decided by the market. The value will be guided by the value of the Pharmacia & Upjohn share and the Monsanto share.

11. WHEN CAN I START TO TRADE IN MY NEW SDRS IN PHARMACIA CORPORATION?

The new company has applied for a listing on the OM Stockholm Exchange. Provided the application for listing is approved, trading with the new SDRs will start as soon as possible after the old SDRs have been exchanged. Further information in "Questions and Answers" on pages 4-5 in the brochure.

12. WILL I RECEIVE A DIVIDEND FOR THE 4TH QUARTER 1999 ON MY SDRS IN PHARMACIA & UPJOHN?

Yes, you will receive dividend for the 4th quarter 1999 on your SDRs in Pharmacia & Upjohn. The dividend will be paid on 1 May to the SDR holders registered at VPC on 30 March.

13. WHAT WILL BE THE DIVIDEND FOR THE 4TH QUARTER 1999 ON MY SDRS IN PHARMACIA & UPJOHN? The dividend will be 25 cents per share.

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14. WHAT WILL BE THE LAST DAY FOR TRADING WITH RIGHT TO DIVIDEND OF MY SDRS IN
PHARMACIA & UPJOHN?

The last day for trading including dividend will be 27 March.

15. WHAT WILL BE THE FIRST DAY FOR TRADING MY SDRS IN PHARMACIA & UPJOHN EX-DIVIDEND?

The first day for ex-dividend trading will be 28 March.

16. I AM PARTICIPATING IN THE REINVESTMENT PROGRAM, THROUGH PHARMACIA & UPJOHN AND AKTIEINVEST. WHAT WILL HAPPEN WITH THIS PROGRAM AFTER THE MERGER?

This will be an issue to handle for the new company.

INFORMATION REGARDING THE COMPANIES

1. WHAT FINANCIAL INFORMATION WILL I RECEIVE FROM THE NEW PHARMACIA CORPORATION?

As all listed companies, Pharmacia Corporation is required to file annual reports and information regarding quarterly results.

2. WILL I STILL RECEIVE INFORMATION TRANSLATED TO SWEDISH?

Yes, annual reports and information regarding quarterly results will be published in Swedish also in the future.

3. WHERE CAN I FIND MORE INFORMATION ABOUT MONSANTO AND PHARMACIA CORPORATION?

Additional information regarding Monsanto, Pharmacia & Upjohn and the new company Pharmacia Corporation is available the respective company's web sites, www.pnu.com, www.pharmaciaupjohn.se and www.monsanto.com, as well as on the Securities and Exchange Commission's (SEC's) homepage, www.sec.gov.

Available are, for example, facts about the companies, product information, annual reports, quarterly reports and press releases. Also available is the presentation given to investors and analysts in connection with the proposed merger.

4. I DO NOT HAVE ACCESS TO THE INTERNET. WHAT CAN I DO?

You can order a company brochure, annual report (1998) and quarterly reports for Pharmacia & Upjohn.

5. WHAT KIND OF COMPANY IS MONSANTO?

Monsanto is an American company listed on the New York Stock Exchange. The company is active in pharmaceuticals and agricultural products. More information regarding Monsanto can be found on the company's internet homepage www.monsanto.com.

FACTS ABOUT THE COMPANY

Monsanto is a global company with 30,000 employees. The company has offices, sales and production in more than 100 countries (the U.S., Canada, South America, Central America, Europe, Asia and Australia). Net sales in 1999 were
9.1 billion dollars (approx. 77 billion Swedish crowns).

BUSINESS AREAS:

Today Monsanto has business within the following areas:

- AGRICULTURAL PRODUCTS: herbicides, seeds and biotech traits. The biggest product is Roundup, a world leading herbicide. The name of the ag production business is Monsanto. The head-quarters of the ag business is located in St Louis, Missouri, U.S.

- PHARMACEUTICALS: The name of the pharmaceutical business is Searle, and this is an R&D based business that develops, produces and markets prescribed pharmaceutical products. Searle is focused on five different areas of treatment: artritis/inflammation, insomnia, oncology, cardiovascular and gynecology. The head-quarters of Searle is located in Skokie, Illinois, U.S.

   The biggest product within pharmaceuticals is Celebrex/Celebra, which is a new product for treatment of artritis. The sales in 1999 were 1.5 billion dollars (approx. 13 billion Swedish crowns). This product was approved in Sweden in 1999 under the name of Celebra.

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   Searle has a sales office in Malmo, with approx. 50 employees. The turnover in Sweden in 1999 was approx. 135 million Swedish crowns.

   Your can find more information on Searle at www.searle.com.

6. THE SWEDISH SHAREHOLDERS' ASSOCIATION HAS RECENTLY MADE A NEGATIVE STATEMENT CONCERNING THE MERGER AGREEMENT BETWEEN PHARMACIA & UPJOHN AND MONSANTO. WHAT IS YOUR COMMENT ON THIS?

The Swedish Shareholders Association is entitled to its view. We have heard from a number of small and large investors who have expressed strong support for the merger. The reasons for the merger has been carefully reviewed by the directors of Pharmacia & Upjohn and the board unanimously recommends that shareholders and SDR holders vote in favor of the merger.

TAX QUESTIONS

1. WILL THE CONVERSION OF MY SDRS BE A TAXABLE EVENT IN SWEDEN?

An exchange of shares is in principle always a taxable event. However, under certain circumstances it is possible to get a deferred taxation.

On March 17, the Swedish Council For Advance Tax Rulings passed a ruling entailing that Swedish holders of depository receipts in Pharmacia & Upjohn, Inc can obtain a deferred taxation on a capital gain deriving from the proposed merger between Pharmacia & Upjohn, Inc and Monsanto Company, the consequence of which is an exchange of depository receipts.

The tax ruling has not yet become enforceable. The Swedish National Tax Board - the body that has approved of a positive tax ruling - has three weeks to bring the ruling under trial by the Swedish Administrative Supreme Court.

2. WHAT WILL MY PERSONAL TAX CONSEQUENCES OF THE MERGER BE?

We cannot make any statement concerning individual cases, it depends inter alia on your individual tax situation, etc. and we therefore recommend you to contact a tax advisor. For additional information refer to the section "Tax issues for holders of depository receipts in Sweden" in the brochure on pages 10-11.

3. HOW DO I APPLY FOR DEFERRED TAXATION?

If the advance ruling becomes enforceable, you can request deferral of the capital gains tax in your income tax return form. Further information will be given by the company regarding how to report the merger in the tax return when the Swedish National Tax Board issues recommendations regarding the acquisition value for the new depository receipts in Pharmacia Corporation.

                              ********************

These materials contain certain forward-looking statements, including, among other things, statements regarding each company's or the combined company's anticipated financial or product performance, pipeline, plans for growth, expected cost savings from the merger and other statements relating to future events. These forward-looking statements are based on current expectations, but actual results may differ materially from anticipated future events or results. Certain factors which could cause each company's individual and the combined company's actual results to differ materially from expected and historical results are described in Monsanto's and Pharmacia & Upjohn's periodic reports filed with the Securities and Exchange Commission, including Monsanto's and Pharmacia & Upjohn's 1999 annual reports, on Forms 10-K and Exhibits 99 thereto, respectively, and the definitive proxy statement/prospectus relating to the merger filed by each Monsanto and Pharmacia & Upjohn on February 22, 2000.

The forward-looking information included in these materials filed pursuant to Rule 425 under the Securities Act of 1933 on March 24, 2000, is based on information prepared by the management of Pharmacia & Upjohn. The forward-looking information is not intended to comply with the presentation and disclosure guidelines for prospective financial information of the Securities and Exchange Commission or the American Institute of Certified Public Accountants.

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Monsanto Company and Pharmacia & Upjohn have filed a definitive joint proxy statement/prospectus and other relevant information and documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Monsanto will be available free of charge from the Secretary of Monsanto at 800 North Lindbergh Blvd., St. Louis, Missouri 63167, Telephone (314) 694-1000. Documents filed with the SEC by Pharmacia & Upjohn will be available free of charge from the Corporate Secretary of Pharmacia & Upjohn, 100 Route 206 North, Peapack, NJ 07977, Telephone (888) 768-5501. READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY.